Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for July 2022 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for July 2022 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In July 2022, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 12.21 % as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes, regional routes and international routes decreased by 12.05%, 65.85% and 13.46%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 19.76%, of which, passenger traffic for domestic routes and regional routes decreased by 20.35% and 36.70%, respectively, and international routes increased by 8.05%, as compared with the same period last year. The passenger load factor was 69.98%, representing a decrease of 6.58 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes decreased by 7.30 percentage points, while that for regional routes and international routes increased by 32.43 percentage points and 13.59 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in July 2022, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 11.97% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 0.78% as compared with the same period last year. The cargo and mail load factor was 55.89%, representing an increase of 7.07 percentage points as compared with the same period last year.

In July 2022, the Group has newly launched the following major routes: Chengdu Tianfu – Qingdao – Chengdu Tianfu, Shenyang – Yinchuan – Shenyang (each being seven flights a week).

In July 2022, the Group introduced two ARJ21 aircrafts. As of the end of July 2022, the Group operated a fleet of 882 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	0	0	3
Airbus 350 Series	0	12	0	12
Airbus 330 Series	5	28	7	40
Airbus 320 Series	112	105	123	340
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	138	68	192	398
EMB190 Series	6	0	0	6
ARJ21	1	14	0	15

Total	277	273	332	882

As at the end of July 2022, save for the commercial aircrafts mentioned above, the Group operated a fleet of 28 civil helicopters.

KEY OPERATING DATA OF JULY 2022

	July 2022			Cumulative 2022
Traffic	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	13,676.29	45.84	-20.35	60,108.89	-39.47
Regional	12.33	68.36	-36.70	57.20	-52.20
International	407.56	16.20	8.05	2,245.88	-4.82

Total	14,096.18	44.79	-19.76	62,411.97	-38.68

RTK (in million)
Domestic	1,284.45	37.57	-19.41	5,931.36	-37.72
Regional	1.18	52.19	-58.06	8.19	-55.29
International	563.82	-6.00	2.33	3,873.39	-5.20

Total	1,849.45	20.54	-13.88	9,812.93	-27.99

RTK - Cargo and Mail (in million)
Domestic	103.01	4.42	-4.02	638.42	-14.59
Regional	0.11	-15.12	-90.45	3.14	-59.45
International	527.97	-7.20	1.97	3,674.92	-5.20

Total	631.08	-5.48	0.78	4,316.47	-6.81

Passengers carried (in thousand)
Domestic	8,385.56	42.34	-24.61	37,772.21	-42.26
Regional	11.86	59.42	-36.64	56.94	-50.34
International	65.28	12.05	16.79	359.55	-8.07

Total	8,462.70	42.06	-24.42	38,188.69	-42.07

Cargo and mail carried (in thousand tonnes)
Domestic	61.05	4.40	-5.95	381.54	-15.53
Regional	0.10	-15.91	-91.27	3.12	-60.16
International	56.42	-10.59	3.01	398.38	-0.82

Total	117.57	-3.39	-2.69	783.04	-9.07

	July 2022			Cumulative 2022
Capacity	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	19,529.89	40.03	-12.05	91,379.03	-30.75
Regional	17.52	46.07	-65.85	135.51	-60.72
International	596.89	5.94	-13.46	3,688.25	-25.25

Total	20,144.30	38.71	-12.21	95,202.80	-30.63

ATK (in million)
Domestic	2,135.55	42.11	-15.90	10,087.41	-33.32
Regional	2.01	46.16	-69.07	17.63	-60.43
International	804.61	-10.63	0.34	5,891.23	-2.45

Total	2,942.17	22.37	-12.12	15,996.27	-24.59

ATK - Cargo and Mail (in million)
Domestic	377.86	52.65	-30.16	1,863.29	-42.69
Regional	0.44	46.49	-76.94	5.43	-59.77
International	750.89	-11.61	1.50	5,559.29	-0.64

Total	1,129.18	2.90	-11.97	7,428.02	-16.16

	July 2022			Cumulative 2022
Load Factor	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	70.03	2.79	-7.30	65.78	-9.47
Regional	70.42	9.32	32.43	42.21	7.53
International	68.28	6.03	13.59	60.89	13.07

Total	69.98	2.94	-6.58	65.56	-8.61

Cargo and Mail Load Factor
Domestic	27.26	-12.59	7.42	34.26	11.27
Regional	24.64	-17.89	-34.84	57.74	0.46
International	70.31	3.34	0.32	66.10	-3.18

Total	55.89	-4.95	7.07	58.11	5.83

Overall Load Factor (RTK/ATK)
Domestic	60.15	-1.98	-2.62	58.80	-4.16
Regional	58.66	2.32	15.40	46.43	5.34
International	70.07	3.44	1.36	65.75	-1.91

Total	62.86	-0.95	-1.29	61.35	-2.90

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

15 August 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.